Securities and Exchange Commission
Washington, D.C. 20549
Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Bitwise Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

400 Montgomery Street, Suite 600, San Francisco, CA 94104

Telephone Number (including area code):

(415) 968-1843

Name and Address of agent for service of process:

Delaware Trust Company

251 Little Falls Drive
Wilmington, New Castle County, Delaware 19808

With copies to:

Richard J. Coyle, Esq.

Chapman and Cutler LLP

320 South Canal Street

Chicago, IL 60606

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒  No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 12th day of May, 2022.

Bitwise Funds Trust
(Name of Registrant)

By:	/s/ Paul Fusaro
Paul Fusaro, Sole Trustee

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